UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34424

iBASIS, INC.

(Exact name of registrant as specified in its charter)

20 Second Avenue

Burlington, MA 01803

(781) 505-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

 Rights to purchase one one-hundredth of a share of Series A Junior

Participating Preferred Stock, $0.001 par value per share*

(Title of each class of securities covered by this Form)

Common Stock, par value $0.001 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, iBasis, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 21, 2009		iBasis, Inc.

		By:	/s/ Mark S. Flynn
Mark S. Flynn Chief Legal Officer and Corporate Secretary

*                                         The preferred stock purchase rights expired on November 25, 2009, pursuant to the terms of the rights agreement, dated as of July 30, 2009, between iBasis, Inc. and Computershare Trust Company, N.A., as amended.